EXHIBIT 10.1

EIGHTH AMENDMENT

TO

AMENDED AND RESTATED PRIVATE LABEL

CREDIT CARD PROGRAM AGREEMENT

This Eighth Amendment to Amended and Restated Private Label Credit Card Program Agreement ("Eighth Amendment") is entered into as of the 15th day of July, 2010 (the "Effective Date") by and among Stage Stores, Inc., a Nevada corporation ("Stage Stores"), Specialty Retailers, Inc., a Texas corporation ("Specialty"), with their principal offices at 10201 Main Street, Houston, Texas 77025 (Stage Stores and Specialty hereinafter being referred to collectively as "Stage"), and World Financial Network National Bank, a national banking association with its principal offices at 3100 Easton Square Place, Columbus, OH 43219 ("Bank"). Stage Stores, Specialty, and Bank are collectively referred to in this Eighth Amendment as the "Parties."

R E C I T A L S:

WHEREAS, Stage and Bank entered into an Amended and Restated Private Label Credit Card Program Agreement dated as of March 5, 2004, as amended (the "Agreement") pursuant to which Bank issues Accounts to certain Customers of Stage and such Customers can use the Accounts to purchase Goods and/or Services from Stage (as such capitalized terms are defined in the Agreement); and

WHEREAS, Stage and Bank now desire to amend the Agreement with regard to certain provisions as provided herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties hereto agree as follows:

1. <u>Definitions; References</u>. Each term used herein which is not defined herein shall have the meaning assigned to such term in the Agreement. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "this Agreement" and each other similar reference contained in the Agreement shall from and after the date hereof refer to the Agreement amended hereby.

2. Subsections 2.9 (a) through 2.9 (g). The defined term "Enhancement Marketing Services", as it appears in Sections 2.9 (a) through 2.9 (g) and anywhere else in the Agreement, is hereby replaced with the term "Bank Enhancement Marketing Services".

3. Section 2.9 – Billing Statement Inserts, Strategic Protection Products, Bank Enhancement Marketing Services and Stage Enhancement Marketing Services. The following subsections shall be added to Section 2.9 and made a part of the Agreement by reference.

    (h) Stage Enhancement Marketing Services. (i) The Parties recognize that, from time-to-time, Stage enters into a "Stage Vendor Agreement" with a "Stage Vendor", under the terms of which agreement Stage and/or the Stage Vendor solicit Customers from Stage's points-of-sale (in-store cash registers, catalogue call centers) to purchase the Stage Vendor's products and services. Such products and/or services ("Stage Enhancement Marketing Services") are the types of merchandise, memberships, and services that would be categorized as Bank Enhancement Marketing Services (as opposed to Strategic Protection Products) if offered by Bank; and, by way of clarification, are not items sold by Stage as part of its core and/or customary business (i.e., Goods and/or Services). The following provisions shall apply in the event Stage wants Accounts to be accepted as a form of tender to purchase any particular Stage Enhancement Marketing Services. First, use of Accounts shall be subject to the prior approval of Bank (which approval shall not be unreasonably withheld or delayed) and Bank's other rights under this Agreement (including but not limited to those regarding references to its name and/or the Plan). Second, solicitations and offerings for the Stage Enhancement Marketing Services shall not contain Bank's endorsement. Third, Bank's processing of such transactions shall be subject to Bank's ability to do so and the terms of a "Third-Party Vendor Agreement" (described in greater detail in Schedule 2.9 (h)) entered into amongst Bank, Stage, and the subject Stage Vendor.

3. **Schedule 2.9 (h) - Stage Enhancement Marketing Services.** Schedule 2.9 (h), as attached hereto, is hereby added to and made a part of the Agreement.

4. Governing Law. This Eighth Amendment shall be governed by and construed in accordance with the laws of the State of Ohio.

5. Counterparts; Effectiveness. This Eighth Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of such counterparts shall together constitute one and the same instrument. The provisions included in this Eighth Amendment shall be effective as of the Effective Date set forth in the first paragraph of this Eighth Amendment.

6.   Entire Agreement. As hereby amended and supplemented, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the Parties have caused this Eighth Amendment to be executed by their duly authorized officers as of the Effective Date.

WORLD FINANCIAL NETWORK NATIONAL BANK

STAGE STORES, INC.

By: /s/ Daniel T. Groomes

By: /s/ Richard E. Stasyszen

Name: Daniel T. Groomes

Name: Richard E. Stasyszen

Title: President

Title: Sr. Vice President - Finance & Controller

SPECIALTY RETAILERS, INC.

By: /s/ Richard E. Stasyszen

Name: Richard E. Stasyszen

Title: Sr. Vice President - Finance & Controller

CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested: Information for which confidential treatment has been requested is omitted and is noted with "[****]". An unredacted version of this document has been filed separately with the Securities and Exchange Commission.

Schedule 2.9 (h)

Stage Enhancement Marketing Services

The Third-Party Vendor Agreement shall include terms consistent with this Agreement, and specifically provide that:

(i) the Stage Vendor will pay to Bank a one time start-up and administrative fee equal to [****] for a Standard Implementation (as defined below) or [****] for a non-Standard Implementation;

(ii) the Stage Vendor will pay to Bank an on-going processing fee equal to at least [****] of the net sales related to purchases of any Stage Enhancement Marketing Services on an Account. For the purposes of this Schedule 2.9 (h) and the Third-Party Vendor Agreement, "net sales" shall mean the purchase amount of any Stage Enhancement Marketing Services, less credits or refunds for same, all as shown in the transaction record that is sent to Bank by the subject Stage Vendor (as corrected by Bank in the event of any computational error), and calculated each Business Day; and

(iii) in the event the Stage Vendor fails to pay any amounts it owes to Bank, Stage shall reimburse Bank for all amounts owed by the Stage Vendor with respect to returns, cancellations or other credits to the subject Account.

"Standard Implementation" shall mean Stage shall solely work with the Stage Vendor to certify the vendor's interface with Bank, and Bank will not be required to provide any technical support with respect to establishing the vendor interface. The Stage Vendor will comply with Bank's procedures for the interface and settlement process without any customization by Bank.